sembcorp

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

09045826

SUPPL

27 March 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 4/13

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	27 March 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Exercise of share options under the Executives' Shares Option Plan and award of shares under the Performance Share Plan and Restricted Share Plan of the Company	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	1,139,106	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	8,030,367
		After change	6,891,261
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.45%
		After change	0.38%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$4,722,228.85	

Kwong Sook May
Company Secretary

March 27, 2009

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	23-Mar-2009 17:09:53
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 20-03-2009

2. Name of Director * — Richard Edward Hale

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 20-03-2009

2. Name of Registered Holder — Richard Edward Hale

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	182,500
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	52,500
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	235,000
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	182,500	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	235,000	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes	26,250 options @ $0.99 each 26,250 options @ $1.16 each
Attachments	Total size = **0** (2048K size limit recommended)

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